Exhibit 99.2

PRESS RELEASE

Sanofi Receives FDA Approval of Priftin® (rifapentine)
Tablets for the Treatment of Latent Tuberculosis Infection

- Sanofi Commitment to Research and Develop TB Treatments,
Diagnostics and Vaccines Spans More than 50 Years -

Paris, France - December 2, 2014 - Sanofi  announced today that following a priority review, the U.S. Food and Drug Administration has approved Priftin® (rifapentine) in combination with isoniazid (INH) for a new indication for the treatment of latent tuberculosis infection (LTBI) in patients two years of age and older at high risk of progression to tuberculosis (TB) disease. Approved in the United States since 1998, Priftin is an antimycobacterial used in combination with one or more antituberculosis drugs for the treatment of active pulmonary TB caused by Mycobacterium tuberculosis. (1),(2)

A pivotal study published in the New England Journal of Medicine on LTBI showed that more patients completed the 12-dose, once-weekly regimen of directly observed rifapentine and INH than 9 months of daily self-administered INH. (3)

“Today’s approval highlights the importance of public-private partnerships to address unmet public health challenges, with Sanofi working with the U.S. Centers for Disease Control to study new opportunities to treat latent TB infection,” said Paul Chew, M.D., Sanofi Global Chief Medical Officer. “The new approval for Priftin exemplifies the commitment to treating TB upheld by Sanofi for more than a half century.”

Sanofi is one of the few companies continuing to invest in the management of TB. Since the late 1950’s, the company has been committed to research and develop methods to treat, diagnose and prevent the disease.

According to the World Health Organization (WHO), tuberculosis is second only to HIV/AIDS as the greatest killer worldwide due to a single infectious agent. In 2013, 9 million people globally fell ill with TB, and 1.5 million died from the disease.(4)

“The WHO’s ‘End TB’ strategy - approved by the World Health Assembly in May 2014 - recommends management of LTBI in people with a high risk of developing active TB, depending on the local epidemiology of the disease,(5)says Mario Raviglione, M.D., Director of the Global TB Programme, WHO.  “The new WHO Guidelines on LTBI management provide guidance on the intervention.”(6)

Currently, Priftin is only available in the United States, and Sanofi is exploring the potential for regulatory approvals in other countries. Priftin is manufactured by Sanofi in Brindisi and Anagni, Italy.

About the LTBI Approval

The new approval for Priftin was based in part on the PREVENT TB study conducted by the CDC-Tuberculosis Trials Consortium (TBTC) and published in the New England Journal of Medicine in 2011. The PREVENT TB study compared a 12-week, once-weekly regimen of Priftin plus INH (3RPT/INH), using Direct Observation Therapy, with 9 months of self-administered daily INH (9INH). Tuberculosis disease developed in 5 of 3074 randomized patients in the 3RPT/INH group (cumulative rate, 0.16%) versus 10 of 3074 patients in 9INH group (cumulative rate, 0.32%), for a difference in cumulative rates of 0.17%, 95% CI (-0.43, 0.09). The proportion of patients completing treatment was 81.2% in the 3RPT/INH group and 68.3% in the 9INH group for a difference (3RPT/INH-9INH) of 12.8%, 95% CI (10.7, 15.0).(3) Sanofi provided support for the CDC-TBTC study in the form of Priftin drug supply.

Following the trial, CDC updated its treatment guidelines for LTBI to recommend the 12-dose Priftin-INH combination as an equal alternative to nine months of daily INH. (7),(8) In addition, WHO Guidelines on the management of latent tuberculosis infection released in October 2014 now recommend a 12-week regimen of weekly rifapentine plus INH as a treatment option.

U.S. INDICATION for Priftin® (rifapentine)

Active Pulmonary Tuberculosis

Priftin® (rifapentine) is indicated in adults and children 12 years and older for the treatment of active pulmonary tuberculosis caused by Mycobacterium tuberculosis. Priftin must always be used in combination with one or more antituberculosis drugs to which the isolate is susceptible.

Limitations of Use

Do not use Priftin monotherapy in either the initial or the continuation phases of active antituberculous treatment.

Priftin should not be used once-weekly in the continuation phase regimen in combination with isoniazid (INH) in HIV-infected patients with active pulmonary tuberculosis because of a higher rate of failure and/or relapse with rifampin-resistant organisms.

Priftin has not been studied as part of the initial phase treatment regimen in HIV- infected patients with active pulmonary tuberculosis.

Latent Tuberculosis Infection

Priftin is indicated in adults and children 2 years and older for the treatment of latent tuberculosis infection caused by Mycobacterium tuberculosis in patients at high risk of progression to tuberculosis disease (including those in close contact with active tuberculosis patients, recent conversion to a positive tuberculin skin test, HIV-infected patients, or those with pulmonary fibrosis on radiograph).

Limitations of Use

Active tuberculosis disease should be ruled out before initiating treatment for latent tuberculosis infection.

Priftin must always be used in combination with INH as a 12-week once-weekly regimen for the treatment of latent tuberculosis infection.

•                  Priftin in combination with INH is not recommended for Individuals presumed to be exposed to rifamycin- or - INH resistant M. tuberculosis.

Please click here for full Prescribing Information for Priftin® (rifapentine): http://products.sanofi.us/priftin/Priftin.pdf

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2013. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Media Relations	Investor Relations
Jack Cox	Sébastien Martel
Tel. : +33 (0)1 53 77 94 74	Tel.: +33 (0)1 53 77 45 45
Mobile: +33 (0) 6 78 52 05 36	ir@sanofi.com
E-mail: Jack.Cox@sanofi.com

References

(1)         Centers for Disease Control and Prevention. New regimen makes treating latent TB infection easier.  Last updated December 12, 2011. Available at: http://www.cdc.gov/Features/TuberculosisTreatment/  Accessed September 16, 2014.

(2)         Centers for Disease Control Treatment for latent TB infection.  Last updated February 2014.  Available at http://www.cdc.gov/tb/topic/treatment/ltbi.htm.  Accessed September 17, 2014.

(3)         Sterling TR, Villarino E, Borisov A, et al.  Three months of rifapentine and isoniazid for latent tuberculosis infection. N Engl J Med. 2011; 365:2155- 2166.

(4)         World Health Organization. Tuberculosis. Last updated October 2014. Available at http://www.who.int/mediacentre/factsheets/fs104/en/. Accessed November 26, 2014.

(5)         World Health Organization. Global strategy and targets for tuberculosis prevention, care and control after 2015. Nov. 29, 2013. Available at: http://apps.who.int/gb/ebwha/pdf_files/EB134/B134_12-en.pdf?ua=1. Accessed November 25, 2014.

(6)         World Health Organization. Guidelines on the management of latent tuberculosis infection (2015).  Available at: http://www.who.int/tb/publications/ltbi_document_page/en/. Accessed November 25, 2014.

(7)         MMWR.  2011;60:1650-1653..

(8)         Centers for Disease Control and Prevention. Latent tuberculosis infection: A guide for primary health care providers.  Available at: http://www.cdc.gov/tb/publications/ltbi/treatment.htm  Accessed September 27, 2014.